

August 20, 2015

Eric M. Emans
Chief Financial Officer
Blucora, Inc.
10900 NE 8th Street, Suite 800
Bellevue, Washington 98004

> **Re:** **Blucora, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 000-25131**

Dear Mr. Emans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Businesses

Search and Content, page 30

1.   We note that Google represented 88%, 80% and 71% of the company's Search and Content revenues for fiscal 2013, 2014 and the six months ended June 30, 2015, respectively. Considering the continued decline in revenues generated from Google, please explain further your disclosures here where you state that the company expects the concentration of Google's revenue to continue in the foreseeable future "at levels that are substantially similar to 2014." In addition, given the current and apparent on-going challenges facing the Search and Content business resulting from revisions to the Google agreement in 2014 and suspended or limited access to your services for certain distribution partners, tell us how you considered including in your MD&A, a discussion

of known trends and uncertainties that are reasonably likely to have a material impact on your results of operations or liquidity. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.C of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Goodwill and intangible assets impairment, page 50

2.   We note that you recorded a significant impairment to the goodwill associated with your E-Commerce business.   We also note that your market capitalization, which you use to validate the reasonableness of your reporting unit fair values, has steadily declined since the beginning of fiscal 2014. For each of your reporting units, please tell us the percentage by which the fair value exceeded the carrying value. To the extent that any reporting unit, with a material amount of goodwill, has an estimated fair value that is not substantially in excess of the carrying value, and is at potential risk of failing step one of the goodwill impairment analysis, please confirm that you will disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

- the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, disclose this determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11: Segment Information, page 84

3.   We note that your E-Commerce business sells a variety of products. Please tell us what consideration was given to disclosing revenues by major product type pursuant to the guidance in ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services